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DIRECT DIAL (212) 735-2297 DIRECT FAX (917) 777-2297 EMAIL ADDRESS Maxim.MayerCesiano@Skadden.Com

May 13, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jane Park
Dorrie Yale
Jenn Do
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:	Waldencast Acquisition Corp.
Amendment No. 3 to Registration Statement on Form F-4
Filed April 27, 2022
File No. 333-262692

Ladies and Gentlemen:

On behalf of our client, Waldencast Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 11, 2022 (the “Comment Letter”) with respect to amendment no. 3 to the registration statement on Form F-4 filed with the Commission by the Company on April 27, 2022.

Concurrently with the filing of this letter, the Company is publicly filing, via the EDGAR system of the Commission, Amendment No. 4 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) in response to the Staff’s comments. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

May 13, 2022

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 3 to Form F-4 filed April 27, 2022

Questions and Answers for Shareholders of Waldencast, Q: What equity stake will current Waldencast shareholders, Obagi Shareholders and Milk Members hold in Waldencast plc . . ., page xxvi

1.
We acknowledge your response and revised disclosures to prior comment 4. Please also add disclosure as appropriate, including in a risk factor, to explain the combined aggregate post-transaction ownership of the Sponsor and its affiliates, including holdings through Beauty FPA Investor.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page and pages xxvi, 13, 105 and 115 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, Obagi, page 2

2.
We acknowledge your revised disclosures in response to prior comment 2, which now focuses on Obagi and its beliefs. Please further revise the disclosure to (1) state that you have also not received any communications from the FDA or similar regulatory authorities, as you indicate in your response letter, (2) explain that if the FDA chooses to pursue an enforcement action, it may choose to pursue one against you in addition to Obagi, and (3) explain that if the FDA pursues enforcement, you may be required to remove your HQ products from the market until you obtain FDA approval. Please also revise the fourth sentence in this paragraph to clearly explain that although prescription-strength drug products require FDA approval, you have not sought nor obtained FDA premarket approval or foreign regulatory authorities’ authorization for any of your products, as you make clear on page 49.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 2 of the Amended Registration Statement.

World Class Research and Development (R&D), page 287

3.
We note your disclosure on page 287 that Obagi has conducted safety tests in addition to more than thirty studies with leading academic institutions for its Nu-Derm System, Obagi-C Rx System and CLENZIderm System. We also refer to your disclosure on pages 51 and 284 that the FDA has previously cited evidence that HQ may be related to a skin condition called ochronosis after use of concentrations as low as 1 to 2 percent and recently describing serious side effects associated with using skin products containing 2% HQ such as skin rashes, facial swelling and skin discoloration. Please expand your disclosure to discuss serious adverse side effects that were observed in the various safety tests and studies using concentrations of 4% HQ in any of Obagi’s products, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 288 and 289 of the Amended Registration Statement.

May 13, 2022

Exhibits

4.
It is inappropriate for counsel to limit its opinion to certain documents. Accordingly, please ask Jersey counsel to revise the language in Section 1 to clarify that counsel has examined all documents that it has deemed necessary to render its opinion. It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in paragraphs 2.2, 2.3, 2.4 and 2.8 of your Jersey counsel’s form of opinion filed as Exhibit 5.1 appear to assume material facts underlying the opinion. Please also ensure that the various assumptions in your U.S. counsel’s opinion relating to matters such as good standing or due authorization or the lack of requisite approvals are appropriately covered by Jersey counsel, or revise. Please have your counsels file revised versions of the opinions.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the assumptions set out in its U.S. counsel’s opinion filed as Exhibit 5.2 relating to matters such as good standing, due authorization and lack of requisite approvals are addressed by its Jersey counsel in its opinion filed as Exhibit 5.1 at paragraphs 5.2 and 5.3. Paragraphs 5.2 and 5.3 set forth the Company’s Jersey counsel’s opinion on, among other things, the good standing of the Company and the due authorization of the issue of the ordinary shares of the Company (“Ordinary Shares”) when issued by the Company in accordance with the Company’s memorandum and articles of association in effect at the time of issuance of the opinion (“Memorandum and Articles”). The Company’s Jersey counsel’s opinion on these matters is based on the assumptions and qualifications set out in Exhibit 5.1, such as the assumption at paragraph 2.6 that the Ordinary Shares have been issued in accordance with the Memorandum and Articles, the memorandum and articles of association in force at the time of issue of such Ordinary Shares and the laws of the Cayman Islands.

In response to the Staff’s comment, the Company has included a revised version of Exhibit 5.1 to the Amended Registration Statement to clarify that counsel has examined all documents that it has deemed necessary to render its opinion and to remove the assumptions set forth in paragraphs 2.2, 2.3, 2.4 and 2.8.

*     *     *     *

May 13, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Very truly yours,

/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Michel Brousset
Waldencast Acquisition Corp.

cc:	Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	R. Scott Shean
Latham & Watkins LLP

cc:	B. Shayne Kennedy
Latham & Watkins LLP

cc:	Andrew Clark
Latham & Watkins LLP

cc:	Phillip S. Stoup
Latham & Watkins LLP

cc:	Daniel J. Espinoza
Goodwin Procter LLP

cc:	W. Stuart Ogg
Goodwin Procter LLP